As filed with the Securities and Exchange Commission on May 1, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Lightstone Value Plus Real Estate Investment Trust, Inc.
(Name of Subject Company (Issuer))

Lightstone Value Plus Real Estate Investment Trust, Inc.
(Name of Filing Person (Offeror))

COMMON STOCK,
$0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

53227A103
(CUSIP Number of Class of Securities)

Joseph E. Teichman, Esq.
c/o The Lightstone Group
1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701
(732) 367-0129
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Peter M. Fass, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036-8299
Tel: (212) 969-3000
Fax: (212) 969-2900

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$49,999,998.60(a)	$6,820.00(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 4,716,981 shares in the offer, based upon a price per share of $10.60, which represents approximately 89.8% of the estimated net asset value per share of $11.80 as of September 30, 2012.
(b)	Calculated as $136.40 per $1,000,000 of the Transaction Valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No:
Filing Party: Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

Introductory Statement

This Tender Offer Statement on Schedule TO relates to an offer by Lightstone Value Plus Real Estate Investment Trust, Inc., a Maryland corporation (the “Trust”), to purchase for cash up to 4,716,981 shares of the Trust’s issued and outstanding shares of common stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated May 1, 2013 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are filed as exhibits to this Schedule TO. The price to be paid for the shares is $10.60 per share, net to the tendering stockholder, in cash, less any applicable withholding taxes and without interest.

Items 1 through 9 and 11.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 9 and 11 of this Issuer Tender Offer Statement on Schedule TO.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits

See Exhibit Index immediately following the signature page.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIGHTSTONE VALUE PLUS REAL ESTATE
INVESTMENT TRUST, INC.

By:	/s/ David Lichtenstein Name: David Lichtenstein Title: Chief Executive Officer and Chairman of the Board

Dated: May 1, 2013

Exhibit List

(a)(1)	Offer to Purchase, dated May 1, 2013
(a)(2)	Form of Letter of Transmittal
(a)(3)	Letter to Stockholders of the Trust dated May 1, 2013
(a)(4)	Letter to Custodians
(a)(5)	Letter to Clients for use by Custodians
(a)(6)	Investor Flyer
(a)(7)	Broker-Dealer Flyer
(b) – (h)	Not applicable.